EXHIBIT 99.1

Press Release

AC Immune Announces Appointment of

Dr. Marie Kosco-Vilbois as Chief Scientific Officer

Lausanne, Switzerland, January 3, 2019 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical-stage biopharmaceutical company with a broad pipeline focused on Neurodegenerative Diseases, today announced that it has appointed Dr. Marie Kosco-Vilbois, as Chief Scientific Officer, effective January 3, 2019.

Prof. Andrea Pfeifer, CEO of AC Immune SA, commented: “I am delighted to welcome Dr. Marie Kosco-Vilbois as our Chief Scientific Officer. The Company will benefit greatly from her extensive experience in Immunology and Drug Development, which will enhance growth of the Company’s robust pipeline in Neurodegenerative Diseases.”

In this position, Dr. Kosco-Vilbois will report directly to CEO Andrea Pfeifer. To facilitate her rapid integration into the Company she will be supported by Dr. David Lowe who has led AC Immune’s Research ad interim and has held senior R&D roles in the Company since 2014.

About Dr. Marie Kosco-Vilbois

Dr. Kosco-Vilbois, a US citizen, has extensive experience in the biopharmaceutical industry and has served as Chief Scientific Officer of Novimmune since 2005. Prior to joining Novimmune in 2002, Dr. Kosco-Vilbois was Head of Immunology and Preclinical Pharmacology at the Serono Pharmaceutical Research Institute, a Senior Scientist and then Head of Immunology at the Glaxo Wellcome Research Institute in Geneva and a Scientific Member of the Basel Institute for Immunology. During her career, she has taken numerous Biologicals from discovery into pre-clinical studies and clinical development, most notably filing market applications of a Biological for an Orphan indication.

Dr. Kosco-Vilbois gained her Bachelor’s Degree in Biology from Rutgers University, New Jersey, US, and a PhD in Anatomy and Immunology from the Medical College of Virginia/Virginia Commonwealth University School of Medicine, US.

About AC Immune SA

AC Immune SA is a clinical-stage Swiss-based biopharmaceutical company, listed on NASDAQ, which aims to become a global leader in precision medicine for Neurodegenerative Diseases. The Company designs, discovers and develops therapeutic as well as diagnostic products intended to prevent and modify diseases caused by misfolding proteins. AC Immune’s two proprietary technology platforms create antibodies, small molecules and vaccines designed to address a broad spectrum of neurodegenerative indications, such as Alzheimer’s disease (AD). The Company’s pipeline features nine therapeutic and three diagnostic product candidates – with five product candidates currently in clinical trials. The most advanced of these is crenezumab, a humanized anti-beta-amyloid monoclonal IgG4 antibody that targets monomeric and aggregated forms of beta-amyloid, with highest affinity for neurotoxic oligomers. Crenezumab is currently in two Phase 3 clinical studies for AD, under a global program conducted by collaboration partner

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Roche/Genentech. Other collaborations include Lilly, Biogen, Janssen Pharmaceuticals, Nestlé Institute of Health Sciences, Life Molecular Imaging (formerly Piramal Imaging) and Essex Bio-Technology.

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

For further information, please contact:

In Europe David Lowe AC Immune Corporate Phone: +41 79 281 6494 E-mail: david.lowe@acimmune.com	In the US Lisa Sher AC Immune Investor Relations Phone: +1 970 987 26 54 E-mail: lisa.sher@acimmune.com
Nick Miles/Toomas Kull Cabinet Privé de Conseils s.a. Phone: +41 22 552 46 46 E-mail: miles@cpc-pr.com kull@cpc-pr.com

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